12/88

03045586

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Velcro Industries N.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JAN 13 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 145 FISCAL YEAR 9-30-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 1/12/04

03 DEC ... 7:21

82-145

AR/S
9-30-03

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2003

VELCRO INDUSTRIES N.V.

Notice of Meeting of Shareholders

2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of Velcro Industries N.V. will be held at ABN AMRO Trust Company (Curacao) N.V., 15 Pietermaai, Curacao, Netherlands Antilles on Monday, February 9, 2004 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2003.

2. To approve the Balance Sheet and Statement of Income with the notes thereto.

3. To approve the payment of dividends of $0.30 per share on January 3, 2003.

4. To elect Directors and determine their remuneration.

5. To appoint Auditors and determine their remuneration.

6. To conduct any other business that may properly be brought before an Annual General Meeting.

Only shareholders of record at the close of business on January 5, 2004 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2003

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 5, 2004.

VELCRO INDUSTRIES N.V.
2004 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2004 Annual General Meeting of Shareholders of the Company to be held on Monday, the 9th of February, 2004, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Trust Company of Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 5, 2004.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Trust Company of Canada at the address given under the heading "Appointment of Proxies" at any time up to and including Thursday, February 5, 2004 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointment of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 5, 2003 the Company had outstanding 30,040,490 common shares with a par value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on January 5, 2004, will be entitled to vote at the Meeting and any adjournment thereof

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	24,641,367 shares
Peter A. Pelletier	10 shares

2004 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2003.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2003.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of dividends in the year ended September 30, 2003 totaling $0.30 per share. Such approval is required under the laws of the Netherlands Antilles.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director, Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman, Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Derek R Gray	British	President, S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer, Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director, Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil
Roy Walker	British	Retired, Silcraft Pty. Ltd.	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 24,641,367 shares.

The remuneration of Directors paid for the year ended September 30, 2003 is set out in the notes to the Financial Statements. The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $20,000 per annum plus a fee of $1,500 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointments of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

Director Independence

The Board of Directors has determined that a majority of the Directors are independent directors, in accordance with NASDAQ rules, and the current Audit Committee members are independent, in accordance with the special NASDAQ requirements for independence applicable to Audit Committee members.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2003 Annual Report with the Company's management and its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2003.

This report has been provided by the following members of the Audit Committee: Colin R. Beaven, Chairman, Dominique Burnier, Roy Walker and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2003

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of Velcro Industries N.V. will be held at ABN AMRO Trust Company (Curacao) N.V., 15 Pietermaai, Curacao, Netherlands Antilles on Monday, February 9, 2004 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2003.
2. To approve the Balance Sheet and Statement of Income with the notes thereto.
3. To approve the payment of dividends of $0.30 per share on January 3, 2003.
4. To elect Directors and determine their remuneration.
5. To appoint Auditors and determine their remuneration.
6. To conduct any other business that may properly be brought before an Annual General Meeting.

Only shareholders of record at the close of business on January 5, 2004 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2003

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 5, 2004.

VELCRO INDUSTRIES N.V.
2004 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2004 Annual General Meeting of Shareholders of the Company to be held on Monday, the 9th of February, 2004, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Trust Company of Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 5, 2004.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Trust Company of Canada at the address given under the heading "Appointment of Proxies" at any time up to and including Thursday, February 5, 2004 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors and the appointment of Auditors as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 5, 2003 the Company had outstanding 30,040,490 common shares with a par value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on January 5, 2004, will be entitled to vote at the Meeting and any adjournment thereof

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	24,641,367 shares
Peter A. Pelletier	10 shares

2004 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2003.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2003.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of dividends in the year ended September 30, 2003 totaling $0.30 per share. Such approval is required under the laws of the Netherlands Antilles.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director, Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman, Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Derek R Gray	British	President, S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer, Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director, Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil
Roy Walker	British	Retired, Silcraft Pty. Ltd.	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 24,641,367 shares.

The remuneration of Directors paid for the year ended September 30, 2003 is set out in the notes to the Financial Statements. The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $20,000 per annum plus a fee of $1,500 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointments of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

Director Independence

The Board of Directors has determined that a majority of the Directors are independent directors, in accordance with NASDAQ rules, and the current Audit Committee members are independent, in accordance with the special NASDAQ requirements for independence applicable to Audit Committee members.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2003 Annual Report with the Company's management and its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2003.

This report has been provided by the following members of the Audit Committee: Colin R. Beaven, Chairman, Dominique Burnier, Roy Walker and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 5, 2003

2003 HIGHLIGHTS

Year ended September 30 (in US dollars)	2003	2002
Sales	261,242,000	252,531,000
Operating Earnings	34,080,000	34,244,000
Investment Income	2,448,000	1,972,000
Earnings Before Income Taxes	35,563,000	34,565,000
Net Earnings	23,197,000	22,243,000
Per Share	.77	.74
Parent Shareholders' Equity	273,150,000	235,620,000
Per Share	9.09	7.84

REPORT TO SHAREHOLDERS

2003 SALES AND FINANCIAL RESULTS

Sales for the year were $261,242,000, which was a 3% increase over 2002. Sales for the fourth quarter were $65,588,000, which was a 1% increase over the prior year. Operating earnings for the year were $34,080,000, which was approximately equal to last year. Operating earnings for the quarter were $9,205,000, a decrease of 15%.

The Company achieved modest sales growth during all four fiscal quarters, despite increased competitive pressures and economic uncertainties. These factors together with certain unfavorable currency fluctuations contributed to a decline in operating earnings during the last two quarters.

Investment income, which includes realized gains and losses on the investment portfolio, totaled $2,448,000 for 2003, up from $1,972,000 in 2002. For the quarter, investment income was $428,000, compared to an investment loss of $472,000 for the fourth quarter of 2002.

Net earnings for the year were $23,197,000, a 4% increase over last year and equivalent to $.77 per share. For the fourth quarter, net earnings were $5,801,000, a 15% decrease from the fourth quarter of last year and equivalent to $.19 per share.

OPERATIONS

During 2003, the Company's sales growth came from new products and applications, as well as established products. This growth in sales underscores the continued strong demand for our products. The diverse range of products offered by the Company, and the expertise of its employees, allows us to provide our customers with the highest quality and most technically advanced products available today.

The restructuring and strengthening of the sales and marketing organization have improved market penetration and service to our customers. These changes enhance our ability to address growth opportunities and eliminate redundancies. Further efforts to improve our organizational structure will continue into the coming fiscal year.

During the year, the Company reached an agreement to purchase the minority interest in its subsidiary Zhangjiagang Velcro Fastening Systems Co., Ltd., for approximately $300,000. It is anticipated that this transaction will be finalized during the early part of the next fiscal year.

The Company has ongoing programs to improve efficiencies and control costs in all areas of its business. We remain committed to being cost and price competitive, while protecting and increasing market share.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. In accordance with this policy, your Board of Directors has elected to declare a dividend of $0.30 per common share payable on January 5, 2004 to shareholders of record as of December 5, 2003.

OUTLOOK

Economic uncertainties still exist in the global business environment. However, the Company is prepared to meet these challenges. We are confident there are significant opportunities for us to expand our business, and we will continue to offer our customers what the market demands: value, flexibility and choice. Also, recent economic indicators in the United States have been encouraging, and may signal the start of long forecasted economic improvements.

The Board of Directors is ever mindful that the Company's continued success depends on the knowledge, dedication and efforts of our employees. We recognize their contributions, and we express our sincerest gratitude.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

November 19, 2003

CONSOLIDATED
BALANCE SHEET

AT SEPTEMBER 30, 2003

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2003 US$'000	2002 US$'000
	CURRENT ASSETS:		
	Cash and cash equivalents	20,400	15,438
	Accounts receivable - trade	37,478	37,194
2	Inventories	43,663	39,053
	Other receivables and prepaid expenses	3,879	3,244
		105,420	94,929
	CURRENT LIABILITIES:		
	Bank loans	7,926	11,001
	Current portion of long-term liabilities	587	630
	Accounts payable - trade	16,201	15,634
	Other payables and accrued expenses	15,280	16,340
3	Income taxes payable	6,790	5,535
		46,784	49,140
	NET CURRENT ASSETS	58,636	45,789
	NON CURRENT ASSETS:		
4	Property, plant and equipment, net	102,671	107,683
5	Intangible assets, net	413	778
6	Marketable securities	129,714	106,883
3	Deferred tax assets	1,084	1,906
9	Prepaid pension cost	6,646	2,860
		240,528	220,110
	LONG-TERM LIABILITIES:		
7	Notes payable	23,000	28,371
	Other liabilities	1,418	1,490
3	Deferred tax liabilities	1,212	50
		25,630	29,911
	NET ASSETS	273,534	235,988
	EQUITY ACCOUNTS:		
	Capital stock	20,389	20,389
	Capital in excess of par value	2,901	2,901
	Retained earnings	235,924	221,739
	Revaluation reserve - marketable securities	17,066	1,228
	Cumulative translation adjustment	3,935	(3,572)
		280,215	242,685
	LESS: Treasury shares	7,065	7,065
	PARENT SHAREHOLDERS' EQUITY	273,150	235,620
16	MINORITY INTEREST IN SUBSIDIARY COMPANIES	384	368
	TOTAL EQUITY	273,534	235,988

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2003 VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2003 US$'000	2002 US$'000
	Sales	261,242	252,531
	Cost of Sales	174,160	163,674
	Gross Profit	87,082	88,857
	Selling Expenses	26,508	25,870
	Administrative Expenses	26,494	28,743
	Operating Earnings	34,080	34,244
	Royalties and Other Income	402	483
	Interest Expense	(1,367)	(2,134)
	Interest Income	2,085	2,597
	Other Investment Income (loss)	363	(625)
	Earnings before Income Taxes	35,563	34,565
3	Income Tax Expense	12,350	12,320
	Earnings after Income Taxes	23,213	22,245
	Income Applicable to Minority Shareholders	16	2
	NET EARNINGS	23,197	22,243
	BASIC AND DILUTED EARNINGS PER SHARE (in US$1)	.77	.74
	DIVIDENDS PER SHARE (in US$1)	.30	.15
	AVERAGE NUMBER OF SHARES OUTSTANDING	30,040,490	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2003

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	2003	2002
	US$'000	US$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Earnings before income taxes	35,563	34,565
Adjustments for:		
Depreciation	18,500	18,128
Amortization of intangible assets	398	809
Losses on disposals of property, plant and equipment	323	107
Prepaid pension cost	(3,786)	(1,325)
Effect of exchange rate changes	1,511	267
Investment income	(2,448)	(1,972)
Interest expense	1,367	2,134
Minority interests	16	2
Operating profit before working capital changes	51,444	52,715
Decrease (increase) in accounts receivable - trade	(284)	136
Decrease (increase) in other receivables and prepaid expenses	(635)	883
Decrease (increase) in inventories	(4,610)	1,242
Increase (decrease) in accounts payable - trade	567	(544)
Increase (decrease) in other liabilities and accrued expenses	(1,013)	1,854
Cash generated from operations	45,469	56,286
Interest paid	(1,486)	(2,670)
Income and withholding taxes paid	(8,913)	(11,064)
Net cash from operating activities	35,070	42,552
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment in marketable securities	(6,891)	(12,068)
Purchases of property, plant and equipment	(8,709)	(8,577)
Proceeds from sales of equipment	845	586
Interest received	2,085	2,597
Dividends received	261	251
Income and withholding taxes paid	(198)	(166)
Net cash from investment activities	(12,607)	(17,377)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings	(8,489)	(15,194)
Dividends paid	(9,012)	(4,506)
Net cash from financing activities	(17,501)	(19,700)
Net increase in cash and cash equivalents	4,962	5,475
Cash and cash equivalents at beginning of period	15,438	9,963
Cash and cash equivalents at end of period	20,400	15,438

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY ACCOUNTS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	Capital Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings	Revaluation Reserve	Cumulative Translation Adjustment	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at October 1, 2001	20,389	(7,065)	2,901	204,002	--	(5,858)	214,369
Activity during 2002:							
Net earnings				22,243			22,243
Effect of adopting IAS 39 as of October 1, 2001					18,210		18,210
Net decrease in fair value of marketable securities					(17,858)		(17,858)
Net losses on sales of marketable securities					876		876
Foreign exchange translation differences						2,286	2,286
Dividends paid				(4,506)			(4,506)
Balance at September 30, 2002	20,389	(7,065)	2,901	221,739	1,228	(3,572)	235,620
Activity during 2003:							
Net earnings				23,197			23,197
Net increase in fair value of marketable securities					16,923		16,923
Net gains on sales of marketable securities					(1,085)		(1,085)
Foreign exchange translation differences						7,507	7,507
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2003	20,389	(7,065)	2,901	235,924	17,066	3,935	273,150

The following is a reconciliation of common Shares outstanding

	Number of Shares		
	Issued	Treasury	Outstanding
Balance at October 1, 2001	30,798,441	757,951	30,040,490
Activity during 2002:	--	--	--
Balance at September 30, 2002	30,798,441	757,951	30,040,490
Activity during 2003:	--	--	--
Balance at September 30, 2003	30,798,441	757,951	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

General

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Public Limited Liability Company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board.

As of October 1, 2001, International Accounting Standard (IAS) 39 (revised), Financial Instruments: Recognition and Measurement, was implemented. Accordingly, effective October 1, 2001, marketable securities have been valued at fair (market) value, rather than the lower of cost or market value. The difference between the carrying amount of marketable securities and the fair value at October 1, 2001, was $18,210,000 net of tax, which has been recognized as an equity adjustment.

Also, during 2002, International Accounting Standard (IAS) 19 (revised), Employee Benefits was adopted, which had no impact on the financial statements.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Minority interests in the equity and their interests in the income of the Subsidiary Companies are shown as separate items in the consolidated financial statements. Companies being consolidated are disclosed on page 19 titled DIRECTORS, OFFICERS AND COMPANIES.

c. Foreign Currency

Based on the Company's worldwide activities, the reporting currency is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using the average exchange rate prevailing throughout the year.

Currency translation gains and losses on foreign subsidiaries have been recorded directly in the Equity Accounts as cumulative translation adjustments and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short term money market instruments.

e. Intangibles

Expenditures on internally generated intangibles are charged to earnings as incurred.

Goodwill, which is the excess of cost over the net asset value of subsidiaries acquired, is recorded as an asset and amortized over a maximum period of five years. The balance of goodwill is reviewed at least annually, to determine if there is an indication of impairment.

The acquisition costs of other intangible assets, such as patents, licenses, trademarks and other intangibles are recorded as assets and amortized over a maximum period of five years. These balances are reviewed at least annually, to determine if there is an indication of impairment.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over a maximum period of five years. The balance is reviewed at least annually, to determine if there is an indication of impairment.

Other development expenditures are charged to income as incurred.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight line method based upon the estimated useful life of the assets and taking into account any permanent declines in the value of the assets. These asset values are reviewed at least annually, to determine if there is an indication of impairment. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plant or equipment are retired, sold or fully depreciated, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2.5%
Machinery and equipment	14%
Office furniture and equipment	20%
Leasehold improvements	20%

g. Marketable Securities

The marketable securities in the Company's investment portfolio are classified as available-for-sale assets. These assets are initially recorded at cost, as of the trade date, and remeasured at fair value as of each reporting date. Gains and losses on the remeasurement to fair value are recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets. These assets are held for the long-term needs of the business and are presented as non-current assets. These asset values are reviewed at least annually, to determine if there is objective evidence of impairment. In the event of impairment, the cumulative unrecognized loss is removed from equity and charged to income for the period.

h. Inventories

Raw materials are valued at the lower of cost, on a first-in first-out basis, or estimated net realizable value. Work in process and finished goods are valued at the lower of cost, on a first-in first-out basis utilizing the concept of full absorption costing, or estimated net realizable value.

i. Employee Benefits

Certain Subsidiary Companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain Subsidiary Companies have defined benefit retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. The amount charged to the income statement consists of current service cost, interest cost, the expected return on assets and amortization of actuarial gains and losses.

j. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at face value less such provisions as deemed appropriate.

k. Treasury Shares

Treasury shares are valued at cost.

l. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods.

Interest income, royalty income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

m. Taxes

Tax expense is calculated on earnings before income taxes, adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax debits or credits. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax debits not related to tax loss carryforwards are only carried forward if there is a reasonable expectation of realization. Deferred tax debits arising from tax losses yet to be recovered are only carried forward when it is probable that future taxable income will be sufficient to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of Subsidiary Companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by Subsidiary Companies.

Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity, in which case the related tax effect is also recognized within shareholders' equity.

In 2003, the Company netted its deferred tax assets and liabilities for each tax jurisdiction. The comparative balances for 2002 have been adjusted accordingly.

n. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the Company's investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

o. Operating Leases

Payments made under operating leases are recognized as expenses on a straight line basis over the term of the lease.

p. Interest Costs

Interest costs are expenses in the period incurred.

q. Impairment

The carrying amounts of assets, other than inventories, pension assets and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

r. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, and it is probable that an outflow of economic benefit will be required to settle the obligation.

s. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis. The Company generally does not enter into hedging arrangements.

2. Inventories

	2003 US$'000	2002 US$'000
Raw materials	13,049	12,728
Work in process	10,653	9,782
Finished goods	19,961	16,543
	43,663	39,053

3. Taxes

Subsidiaries of the Company have accumulated tax losses of approximately US$2,095,000 which are available to offset future taxable income of those subsidiaries. Tax losses are recognized as a deferred tax asset, unless there is uncertainty regarding the probability that future taxable profits will be available to utilize the losses.

The accumulated tax losses expire as follows:

Year of expiration	US$'000
2004	27
Indefinite	2,068
	2,095

	2003 US$'000	2002 US$'000
Major components of tax expense		
Current tax expense	10,366	10,816
Deferred tax expense	2,510	1,788
Deferred tax income	(526)	(284)
Income tax expense	12,350	12,320

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 40% in the tax jurisdictions in which the Company and its Subsidiaries operate. The weighted average rates for 2003 and 2002 were 35.0% and 37.7%, respectively. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense.

	2003 US$'000	2002 US$'000
Earnings before income taxes	35,563	34,565
Tax at the applicable tax rate:	12,434	13,025
Release of prior year tax accruals	(287)	(450)
Effect of not recording deferred tax assets on operating losses of subsidiaries	20	(146)
Other	183	(109)
	12,350	12,320

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2003 US$'000	2002 US$'000
Deferred tax assets:		
Pension plans	77	247
Employee benefits & insurance	1,143	1,030
Differences for tax treatment of inventory	1,502	1,787
Accelerated depreciation for tax purposes	1,408	558
Other	512	919
	4,642	4,541
Deferred tax liabilities:		
Accelerated depreciation for tax purposes	2,146	1,521
Pension plans	2,624	1,164
	4,770	2,685
Net deferred tax assets (liabilities)	(128)	1,856
Reconciliation to Balance Sheet:		
Deferred tax assets	1,084	1,906
Deferred tax liabilities	1,212	50
Net deferred tax assets (liabilities)	(128)	1,856

4. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2002	62,000	124,494	11,670	216	4,245	3,826	206,451
Effect of movements in foreign exchange	3,457	7,537	536	13	429		11,972
Transfer of assets under construction		3,826				(3,826)	
Acquisitions	1,406	6,199	1,064	40			8,709
Disposals	(1,257)	(1,768)	(931)	(53)	(24)		(4,033)
Balance at September 30, 2003	65,606	140,288	12,339	216	4,650	--	223,099

Accumulated Depreciation							
Balance at October 1, 2002	13,888	76,799	7,930	151	--	--	98,768
Effect of movements in foreign exchange	689	4,935	390	11			6,025
Depreciation charge for the year	2,236	14,494	1,755	15			18,500
Disposals	(328)	(1,618)	(887)	(32)			(2,865)
Balance at September 30, 2003	16,485	94,610	9,188	145	--	--	120,428
Carrying amount							
At October 1, 2002	48,112	47,695	3,740	65	4,245	3,826	107,683
At September 30, 2003	49,121	45,678	3,151	71	4,650	--	102,671

Depreciation Charge

The depreciation charge for the year is included in the income statement as follows:

	US$'000
Cost of sales	17,005
Selling expenses	920
Administrative expenses	575
	18,500

Assets retired from active use

The Company is carrying US$1,159,000 of buildings retired from active use pending their sale.

5. Intangible Assets

	Goodwill US$'000
Cost	
Balance at October 1, 2002	1,946
Activity during 2003:	
Foreign exchange effect	122
Balance at September 30, 2003	2,068
Accumulated Amortization	
Balance at October 1, 2002	(1,168)
Activity during 2003:	
Amortization charge	(398)
Foreign exchange effect	(89)
Balance at September 30, 2003	(1,655)
Carrying Amount	
At October 1, 2002	778
At September 30, 2003	413

Amortization Charge

The amortization charge for the year is included in administrative expenses in the income statement.

6. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2003		2002	
	Cost	Market Value	Cost	Market Value
	US$'000	US$'000	US$'000	US$'000
Bonds maturing within five years	37,583	39,249	35,885	37,380
Bonds maturing over five years	1,076	1,357	7,562	8,628
Common and preferred stock	73,989	89,108	62,208	60,875
	112,648	129,714	105,655	106,883

The table below presents realized gains (losses) in marketable securities at September 30.

	2003			2002		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bonds	364	(10)	354	77	(22)	55
Common and preferred stock	4,225	(3,494)	731	2,793	(3,724)	(931)
	4,589	(3,504)	1,085	2,870	(3,746)	(876)

These realized gains and loses were included in other investment income (loss).

In 2003, write downs for impairment of marketable securities were $983,000, which was included in other investment income (loss). There were no write downs for impairment of marketable securities in 2002.

7. Long-Term Liabilities

The notes payable primarily represent annually renewable borrowing arrangements, with financial institutions, bearing interest at short-term rates and have average interest rates of 2.0% and 3.1% at September 30, 2003 and 2002, respectively. The fair value is not expected to differ significantly from the carrying amount. All of the notes are due within 5 years.

8. Commitments and Contingent Liabilities

The Company and its subsidiaries have commitments for the following minimum lease payments under non-cancellable operating leases:

	2003	2002
	US$'000	US$'000
Not later than one year	1,011	1,338
Between one and five years	2,634	2,583
	3,645	3,921

Total rental expense for all operating leases was US$1,505,000 in 2003 and US$1,556,000 in 2002.

At September 30, 2003, certain Subsidiary Companies had commitments totaling approximately US$1,622,000 for the purchase or construction of property, plant and equipment.

9. Employee Benefits

Certain Subsidiary companies have contributory and non-contributory retirement plans which cover substantially all of their employees. The combined expenses for these plans were approximately US$2,822,000 and US$1,930,000 for the years ended September 30, 2003 and 2002, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2003:

At year end, the defined benefit obligation can be specified as follows:

	2003 US$'000	2002 US$'000
Present value of funded obligation	35,836	27,597
Fair value of plan assets	(32,155)	(23,706)
Unrecognized actuarial losses	(10,327)	(6,751)
Net asset at year end	(6,646)	(2,860)

Movements in the net liability recognized in the balance sheet are as follows:

	2003 US$'000	2002 US$'000
Net asset at the beginning of the year	(2,860)	(1,535)
Pension expense	2,109	1,273
Contributions	(5,895)	(2,598)
Net asset at year end	(6,646)	(2,860)

The amounts recognized in the income statement are as follows:

	2003 US$'000	2002 US$'000
Current service costs	1,412	1,295
Interest on obligations	2,036	1,970
Expected return on plan assets	(1,955)	(2,256)
Amortization of transition assets	(11)	(11)
Amortization of prior service costs	26	60
Amortization of unrecognized actuarial losses	601	215
Pension Expense *(included in Cost of Sales and Selling* and Administrative Expenses)	2,109	1,273
Actual return (loss) on plan assets	2,954	(1,117)

Weighted average assumptions:

	2003	2002
Long term expected return on plan assets	8.5%	9.7%
Compensation increases	4.0%	4.0%
Discount rate	6.5%	7.2%

10. Remuneration of Directors and Officers of Velcro Industries N.V.

	2003 US$'000	2002 US$'000
Directors fees	265	148
Remuneration of directors or officers	2,672	1,351

In addition to the remuneration shown above, there has been charged a total of US$20,000 for 2003 and US$27,000 for 2002 in respect to fees for professional services by firms in which directors are members, directors or partners.

11. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Segment assets do not include income taxes payable and deferred tax assets and liabilities. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Total	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Segment revenue:						
External sales	261,242	252,531			261,242	252,531
Investment income			2,448	1,972	2,448	1,972
Segment results	34,907	35,191	2,023	1,508	36,930	36,699
Interest expense					(1,367)	(2,134)
Income tax expense					(12,350)	(12,320)
Minority interest					(16)	(2)
Net earnings					23,197	22,243
Other information:						
Segment assets	206,531	198,209	138,333	114,924	344,864	313,133
Segment liabilities	64,342	73,399	70	67	64,412	73,466
Capital expenditures	8,709	8,577			8,709	8,577
Depreciation and amortization	18,898	18,937			18,898	18,937

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Total	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
External sales	189,879	192,634	56,980	48,763	14,383	11,134	261,242	252,531
Segment assets	130,102	134,658	61,774	51,224	14,655	12,327	206,531	198,209
Capital expenditures	5,169	6,329	3,143	1,722	397	526	8,709	8,577

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities. Investments are held by the Bermudian subsidiary.

12. Research and Development

Research and development expenditures totaled US$2,350,000 in 2003 and US$2,324,000 in 2002. These expenses were included in Cost of Sales.

13. Wages and Employees

Wages and salaries totaled US$66,699,000 and US$65,259,000 for 2003 and 2002, respectively. The average number of employees was 2,858 during 2003 and 2,923 during 2002.

14. Related Parties

Velcro Industries N.V. is majority owned by Cohere Limited. One of the directors of the Company is also a director of Cohere Limited.

In April 2003, Cohere Limited increased its shareholding in Velcro Industries N.V. to 24,641,367 shares, which represents approximately 82% of the outstanding shares.

15. Litigation

Certain subsidiaries are defendants in actions involving various matters, which in management's opinion are considered to be immaterial in nature.

16. Minority Interest

During the year the Company reached an agreement to purchase the 10.5% minority interest in its subsidiary, Zhangjiagang Velcro Fastening Systems Co., Ltd., for approximately US$300,000. This payment has been classified as a prepayment, pending final Chinese government approval of the transaction.

17. Declared Dividends

On November 19, 2003, the Board of Directors declared a dividend of US$0.30 per common share payable on January 5, 2004 to shareholders of record as of December 5, 2003.

Issued by the Board of Directors:

Colin R. Beaven
Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde
Roy Walker

INDEPENDENT AUDITORS' REPORT

Introduction

We have audited the accompanying consolidated balance sheet of Velcro Industries N.V. and its subsidiaries ("the Company") as of September 30, 2003 and the related consolidated statements of income, changes in equity and cash flows, for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Amstelveen, November 19, 2003

KPMG Accountants N.V.

FIVE YEAR
FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$'000)	2003	2002	2001	2000	1999
Sales	261,242	252,531	253,672	277,588	255,460
Operating Earnings	34,080	34,244	27,652	46,173	44,696
Royalties and Other Income	402	483	640	671	654
Interest Expense	(1,367)	(2,134)	(3,487)	(3,836)	(5,308)
Investment Income	2,448	1,972	7,327	11,902	11,799
Earnings before Income Taxes	35,563	34,565	32,132	54,910	51,841
Income Tax Expense	12,350	12,320	9,055	15,560	18,088
Income (Losses) Applicable to Minority Shareholders	16	2	52	46	(3)
Net Earnings	23,197	22,243	23,025	39,304	33,756
Average Number of Shares Outstanding	30,040,490	30,040,490	30,040,490	30,040,490	30,040,490
Earnings Per Share	.77	.74	.77	1.31	1.12
Annual Dividend per Share (in US$1)	.30	.15	.26	--*	.22

* As a result of the adoption of International Accounting Standard (IAS) 10 (revised) during 2000, dividends declared after the balance sheet date are no longer recorded as a liability as of the balance sheet date.

2003 TRADING ACTIVITY

OCTOBER 1, 2002 THROUGH SEPTEMBER 30, 2003

VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market Common Shares	US$12.35	US$8.10	US$11.35

DIRECTORS, OFFICERS AND COMPANIES

VELCRO INDUSTRIES N.V.
Curaçao, Netherlands Antilles

Directors

\# Colin R. Beaven

\# Dominique Burnier

* Edward J. S. Cripps

* Robert W. H. Cripps

Derek R Gray

* A. John Holton

* Rodney C. Howkins

\# Pauwla van Sambeek-Ronde

\# Roy Walker

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee
\# Member of the Audit Committee

TRANSFER AGENTS AND REGISTRAR

Computershare Trust Company of Canada
Montreal, Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES (Wholly Owned except where stated)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Peter A. Batten
General Manager

ZHANGJIAGANG VELCRO FASTENING SYSTEMS CO., LTD. (89.5%)
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Jaume Freixas
Managing Director

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

Pascal Moisan
Sales Manager

VELCRO GMBH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Vincenzo Ricci
Sales Manager

VELCRO LTD.
Middlewich, United Kingdom

Jaume Freixas
Director

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

Gordon Harcourt
Managing Director

SUBSIDIARIES (continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Thomas A. Potterfield
President

VELCRO CANADA INC.
Toronto, Canada

Patrick D. Todkill
President

VELCROMEX, S.A. DE C.V.
Agua Prieta, Mexico

Richard Brown
Director General

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

Wil J. de Hollander
President

VELCRO DE MEXICO, S.A. DE C.V.
Naucalpan, Mexico

Marie E. Colby
Vice President

VELCRO INDUSTRIES B.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO INDUSTRIES N.V.
15 Pietermaai, Willemstad, Curaçao, Netherlands Antilles